Exhibit 99.1

SAP INTERIM REPORT
JANUARY — SEPTEMBER 2005
INVESTING IN SUCCESS

THE BEST-RUN BUSINESSES RUN SAP

PRELIMINARY NOTES
FORWARD-LOOKING STATEMENTS
     Any statements contained in the review of operations that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate”, “assume”, “believe”, “counting on”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “is confident”, “may”, “plan”, “predict”, “project”, “should”, “target”, “wants”, “will” and “would” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (SEC), including SAP’s most recent annual report on Form 20-F for 2004 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
NON-GAAP MEASURES
     The quarterly report discloses certain financial measures such as pro-forma EBITDA, free cash flow, pro-forma operating income, pro-forma expenses, pro-forma net income, pro-forma earnings per share (EPS) and currency-adjusted year-on-year changes in revenue and operating income. These measures are not prepared in accordance with generally accepted accounting principles and are, therefore, considered non-GAAP financial measures. The non-GAAP measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles. The pro-forma measures used by SAP may be different from pro-forma measures used by other companies.
     Management believes that pro-forma operating income, pro-forma expenses, pro-forma net income and pro-forma EPS provide supplemental meaningful information to the investor to fully assess the financial performance of SAP’s core operations. The pro-forma operating measures disclosed are the same SAP uses in its internal management reporting and as criteria for variable elements of management compensation.
     Eliminated expenses in pro-forma expenses, pro-forma operating income, pro-forma net income and pro-forma EPS are defined as follows:
•	Stock-based compensation includes expenses for stock-based compensation as defined under U.S. GAAP (STAR, LTI and SOP) as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions. Management excludes stock-based compensation expenses because SAP has no direct influence over the actual expense of these awards once the Company enters into stock-based compensation plans.

•	Acquisition-related charges include amortization of intangible assets acquired in acquisitions of businesses or intellectual property.

•	Impairment-related charges include other-than-temporary impairment charges on minority equity investments.
Please note: In the second quarter of 2005, SAP changed its definition of “acquisition-related charges” which is used to determine SAP’s pro-forma operating income, pro-forma earnings per share and other pro-forma information provided by SAP. In the past, SAP regarded amortization of intangibles only as acquisition related charges if the intangibles were acquired as part of an acquisition of an entire business. In the future, SAP expects to conduct acquisitions more frequently by acquiring from the target only the intellectual property rights and other related intangibles instead of acquiring the target’s entire business. Therefore, beginning in the second quarter of 2005, SAP will also regard as acquisition related charges the amortization of intellectual property rights, patents etc. that were acquired individually, i.e. not as part of a business combination. This change in definition has no material impact on any pro-forma information provided in the past, as SAP has so far not conducted any material acquisitions of intangibles outside of business combinations.

     Pro-forma expenses and pro-forma operating income reconcile to the nearest U.S. GAAP measure as follows:
RECONCILIATION 3RD QUARTER
in € million | unaudited

		Stock-based	Acquisition-
2005	U.S. GAAP	compensation	related charges	Pro-forma
Cost of product	219	- 1	7	213
Cost of service	464	1	0	463
Research and development	276	- 3	1	278
Sales and marketing	430	- 1	0	431
General and administration	107	- 2	1	108
Operating income	517	- 6	9	520

2004
Cost of product	192	0	5	187
Cost of service	434	3	3	428
Research and development	240	2	0	238
Sales and marketing	356	2	0	354
General and administration	91	- 1	0	92
Operating income	461	6	8	475
RECONCILIATION NINE MONTHS ENDED SEPTEMBER 30
in € million | unaudited

		Stock-based	Acquisition-
2005	U.S. GAAP	compensation	related charges	Pro-forma
Cost of product	636	2	18	616
Cost of service	1,386	7	1	1,378
Research and development	844	5	3	836
Sales and marketing	1,239	5	0	1,234
General and administration	308	4	1	303
Operating income	1,351	23	23	1,397

2004
Cost of product	574	0	16	558
Cost of service	1,274	13	4	1,257
Research and development	732	6	1	725
Sales and marketing	1,081	6	0	1,075
General and administration	265	4	0	261
Operating income	1,185	29	21	1,235
     A reconciliation of pro-forma net income, pro-forma EPS and pro-forma EBITDA figures is provided in the additional information to the consolidated income statements. In addition, management gives guidance based on non-GAAP financial measures as defined above. Management does not provide its guidance on operating margin and earnings per share based on GAAP measures because these measures include expenses like stock-based compensation, impairment-related charges, and acquisition-related charges. Management views these expenses as less meaningful in assessing the financial performance of SAP’s core operations, or they are factors outside management’s control, dependent on SAP’s share price or the share price of companies we acquire or in which we invest.
LISTINGS
     SAP AG ordinary shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the United States, SAP’s American Depositary Receipts (ADRs), each worth one-fourth of an ordinary share, trade on the New York Stock Exchange under the symbol “SAP”. SAP is a component of the DAX, the index of 30 German blue chip companies.
     Information on the SAP ordinary shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG’s home page: www.sap.com.

REVIEW OF OPERATIONS
BUSINESS IN THE 3RD QUARTER 2005
SLIGHTLY SLOWER WORLDWIDE ECONOMIC GROWTH IN 2005 The International Monetary Fund (IMF) estimates that the global economy, measured as the sum gross domestic product (GDP) of all nations, will grow some 4.3% in 2005, a little less than the 5.1% achieved in 2004. The chief driver of growth is again China. China’s economy grew 9.5% in 2004; the IMF expects it to grow 9.0% in 2005. India’s economy also remains buoyant, with growth at 7%. Strongest among the western industrialized economies is the United States, where GDP is expected to grow at least 3.5% (2004: 4.2%). Japan’s GDP is forecast to increase a creditable 2.0% in 2005 (2004: 2.7%). The Organisation for Economic Co-operation and Development (OECD) projections are very similar. Both bodies foresee worldwide economic growth of around 4.3% in 2006.
     The picture in the European Union (EU) is far less rosy. According to both the IMF and the OECD, EU GDP growth is set to decline from 2.5% in 2004 to 1.6% in 2005. Both organizations point to slack demand on the home markets as the brake on economic growth. Exporters alone are achieving the growth to keep the economy afloat. After a second quarter that saw just 0.3% economic growth in the euro zone, the OECD, headquartered in Paris, estimates euro-zone economic growth at 4.3% in the third and fourth quarter. It reports that the high price of oil is the chief reason for flat growth in the EU. Both organizations say weak demand on the home market continues to hold back economic growth in the euro zone. The IMF and the OECD expect the economy of the euro zone to grow 1.8% next year.
     For 2005, both organizations expect only 0.8% GDP growth in Germany (2004: 1.6%). The supporting pillar of the German economy, and the only part of the economy that is vibrant, is export trade. Nonetheless, economists with the global banks anticipate a slight improvement next year as measures taken by many German companies begin to bear fruit. They say companies have undergone widespread restructuring and rationalization, sold divisions, and have signed tight deals with the unions, all of which has lead to greater optimism in German businesses. In turn, that optimism is reflected in a more promising economic outlook. However, the economists believe progress will depend largely on the price of oil. Nonetheless, it must be recognized that the recent oil-price increases testify to the strength of the world economy. The positive correlation between the price of oil and the fullness of the order book speaks for a sustained improvement in the economic environment, the economists say. The OECD and the IMF predict that in 2006 German GDP growth will accelerate slightly to 1.2%.
TREND IN IT INDUSTRY REMAINS STABLE The global market for information technology is continuing along its steady upward path, with growth this year again expected to be 5.3%, according to leading IT market intelligence firm IDC, which also projects application software segment growth of 5.5%. That steady growth has been relatively undisturbed by outside impacts, IDC reports. It says the IT market has continued to grow, almost regardless of anything that happened in the political, climatic, or economic environments.
     Within the software segment, IDC identifies system infrastructure as the area growing most strongly. That indicates that companies are increasingly focusing on optimizing and overhauling their IT infrastructure, it says. Application-related segments in particular were benefiting from a growth spurt. IDC expects next year would be a good time to introduce entirely new applications because of the current vogue for overhauling systems. It predicts that overall the IT market will grow 5.8% next year, with its software applications segment on the same trajectory. Gartner, another U.S. firm specializing in IT market research, expects even steeper 8.1% growth in the software applications market in 2006.
     The United States IT market is SAP’s single most important source of revenue, and here IDC projects 4.8% growth in 2005 (2006: 5.3%). Gartner’s forecasts are similar. In view of the rather subdued economic outlook in western Europe, IDC forecasts IT market growth there at 4.3% (2006: 5.4%). For 2005, it expects appreciably stronger growth in the Asia-Pacific region: 5.3% (2006: again 5.3%), broadly in line with Gartner’s view. More than 90% of global IT business is with customers in North America, western Europe, and the Asia-Pacific region.
     BITKOM, the German IT industry association, has revised its estimate for this year’s German IT market growth from 3.4% to 3.2% in view of the weakness of the German economy. It is thanks to a surge in software sales driven by companies’ increased budgets for IT landscape modernization that the revised figure is still as good as it is. BITKOM estimates that the German market for system and applications software will expand 4.5% in 2005. On the other hand, according to IDC’s projections, the overall IT market in Germany will grow only 2.4% in 2005 — but in 2006 it will grow 4.5%.

BUSINESS AT SAP
Revenues Software revenues were €590 million for the third quarter of 2005 (2004: €491 million), representing an increase of 20% compared to the same period in 2004. At constant currencies1), software revenues increased 19% year-over-year.
     Total revenues for third quarter of 2005 were €2.01 billion (2004: €1.78 billion), which was an increase of 13% compared to the third quarter of 2004. At constant currencies1), total revenues increased 12% year-over-year.
     Software revenues in the U.S. increased 34% to €199 million for the third quarter of 2005 (2004: €149 million). At constant currencies1), software revenues in the U.S. increased 34% year-over-year.
     Software revenues in the EMEA region grew 6% to €263 million for the third quarter of 2005 (2004: €249 million). At constant currencies1), software revenues in the EMEA region increased 6% compared to the third quarter of 2004. Software revenues in Germany rose by 12% year-over-year.
     Software revenues in the APA region increased 18% to €81 million (2004: €69 million) for the third quarter of 2005. At constant currencies1), software revenues in the APA region increased 15% compared to the same period last year.
     Also in the third quarter SAP proved its entrepreneurial strength. In all regions major customer contracts were signed including Applied Materials, Bose Corporation, Carrier Corporation, North Carolina Office of the State Controller, Jim Beam Brands and FEMSA Empaques in the Americas; Allianz AG, Ministry of Defense (Netherlands), Hexagon, The Capita Group, Lloyds TSB Bank and Southern Water Services in EMEA; Horiba Ltd, Taiwan Cement Corporation, Sumitomo Corporation, Dongkuk Steel Mill and Shinhan Financial Group, CSIRO (Commonwealth Scientific and Industrial Research Organisation Australia) in APA.
Income Operating income for the third quarter of 2005 was €517 million (2004: €461 million), which was an increase of 12% compared to the third quarter of 2004. Pro-forma operating income was €520 million (2004: €475 million) for the quarter, representing an increase of 9% compared to the same period in 2004.
     The operating margin for the third quarter of 2005 was 25.7%, which was down by 0.30 percentage points compared to the same quarter in 2004. The pro-forma operating margin for the third quarter of 2005 was 25.8%, which represented a decrease of 0.90 percentage points compared to the same period in 2004.
     Net income for the third quarter of 2005 was €334 million (2004: €291 million), or €1.08 per share (2004: €0.94 per share), representing an increase of 15% compared to the third quarter of 2004. Third quarter 2005 pro-forma net income was €337 million (2004: €302 million), or pro-forma €1.09 earnings per share (2004: €0.97 per share), representing an increase of 12% compared to the third quarter of 2004.
Peer Group Share The strong software revenue results ($710 million globally and $240 million in the U.S. on a quarter-end U.S. dollar exchange rate basis) enabled the Company to continue to gain share against its peer group2) worldwide and in the U.S. On a rolling four quarter basis, the Company’s worldwide share against its peer group2) based on software revenues was 60% at the end of the third quarter of 2005, compared to 58% at the end of the second quarter of 2005 and 55% at the end of the third quarter of 2004. In the U.S., on a rolling four quarter basis, the Company’s share against its peer group3) based on software revenues was 44% at the end of the third quarter of 2005, compared to 41% at the end of the second quarter of 2005 and 36% at the end of the third quarter of 2004.
Regional performance Software revenues were strong in the Americas and Asia-Pacific regions with a solid performance from the EMEA region. In the Americas region, software revenues in the U.S. increased 34% at constant currencies1). Latin America and Canada also performed well in the Americas regions in the third quarter. In the Asia-Pacific region, Japan reported an increase in software revenues of 19% at constant currencies1). Australia and India also performed well in the Asia Pacific region in the third quarter. In the EMEA region, the outstanding results came from Germany, which was expected to improve from its 2005 first half performance. For the third quarter, software revenues in Germany increased 12%.

1)	Constant currency data excludes the impact of currency exchange rates.

2)	Worldwide share of what SAP considers to be its peer group of Microsoft Corp. (business solutions segment only), Oracle Corp. (business applications only) and Siebel Systems, Inc. is based on comparable software revenues in U.S. dollars (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used). SAP’s results have been converted into U.S. dollars. For Oracle Corp. (business applications only), the software revenues of Oracle, PeopleSoft and Retek were combined based on publicly available data. Subsequent revisions of peer group data will often occur as a result of using estimated data at the time the peer group share is originally calculated because actual data is often not yet available.

3)	U.S. share of what SAP considers to be its peer group of Microsoft Corp. (business solutions segment only), Oracle Corp. (business applications only), and Siebel Systems, Inc. is based on comparable U.S. software revenues in U.S. dollars (for vendors that did not yet announce or preannounce software revenues, analyst estimates were used, and for some vendors U.S. software revenues are estimated). SAP’s results have been converted into U.S. dollars. For Oracle Corp. (business applications only), the software revenues of Oracle, PeopleSoft and Retek were combined based on publicly available data. Subsequent revisions of peer group data will often occur as a result of using estimated data at the time the peer group share is originally calculated because actual data is often not yet available.

KEY FIGURES AT A GLANCE SAP GROUP
in € millions | unaudited

				Change
	Q3 2005	Q3 2004	Change	in %
Revenues	2,014	1,776	+ 238	+ 13
Software revenues	590	491	+ 99	+ 20
Income before taxes	517	465	+ 52	+ 11
Net income	334	291	+ 43	+ 15
Headcount, in full-time equivalents (September 30)	35,022	31,582	+ 3,440	+ 11
SOFTWARE REVENUE BY REGION SAP GROUP
in € millions | unaudited

				Change
	Q3 2005	Q3 2004	Change	in %
Total	590	491	+ 99	+ 20
— at constant currency rates				+ 19
EMEA	263	249	+ 14	+ 6
— at constant currency rates				+ 6
Asia-Pacific	81	69	+ 12	+ 18
— at constant currency rates				+ 15
Americas	246	173	+ 73	+ 42
— at constant currency rates				+ 40
Results by Solution SAP reported growth in all product areas with the exception of PLM. CRM-related software revenues increased 41% in the third quarter of 2005 and the Company continued to gain share against its peer group2) in CRM software-related revenues, strengthening its number one position in the peer group2) in CRM worldwide. At €147 million, CRM represented 25% of total software revenues. ERP-related software revenues increased 11% to €229 million and represented 39% of total software revenues. SCM-related software revenues rose 2% to €98 million and represented 17% of total software revenues. The strongest growth came from SAP NetWeaver (on a standalone basis) and other related products, which increased 258% to €43 million. These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys.
BUSINESS IN THE FIRST NINE MONTHS 2005
Revenues Software revenues increased 18% to €1.60 billion (2004: €1.36 billion) for the 2005 nine month period. At constant currencies1), software revenues increased 18% for the first nine months.
     Nine month 2005 total revenues were €5.76 billion (2004: €5.11 billion), which was an increase of 13% compared to the same 2004 nine month period. At constant currencies1), total revenues for the first nine months of 2005 increased 13%.
Income Operating income for the 2005 nine month period was €1.35 billion (2004: €1.19 billion), which was an increase of 14% compared to the same period last year. Pro-forma operating income for the first nine months of 2005 was €1.40 billion (2004: €1.24 billion), representing an increase of 13% compared to the first nine months of 2004.
     The operating margin for the 2005 nine month period was 23.5%, which was up by 0.30 percentage points compared to the same period in 2004. The pro-forma operating margin was 24.3% for the first nine months of 2005, which increased by 0.10 percentage points compared to the same period in 2004.
     Net income for the first nine months of 2005 was €877 million (2004: €769 million), or €2.83 per share (2004: €2.47 per share), representing an increase of 14% compared to the first nine months of 2004. Pro-forma net income for the 2005 nine month period was €910 million (2004: €804 million), or pro-forma €2.94 per share (2004: €2.59 per share), representing an increase of 13% compared to the 2004 nine month period.
FINANCIAL POSITION
     Operating cash flow for the first nine months of 2005 was €1.02 billion (2004: €1.34 billion). Free cash flow for the first nine months of 2005 was €832 million (2004: €1.22 billion), which was 14% as a percentage of total revenues in 2005 (2004: 24%).
     The Company disposes of €2,999 million net cash at September 30, 2005 (September 30, 2004: €2,824 million).
     The total assets amounted €8,070 million at September 30, 2005 whereas this amount was €7,585 million at December 31, 2004. The capital expenditure consist mainly of buildings, office and business equipment, vehicle and hardware equipment.
     SAP AG agreed on a €1 billion syndicated multi-currency revolving credit facility through a group of banks led by ABN AMRO Bank, BNP Paribas, Deutsche Bank and JP Morgan. This credit facility provides additional liquidity to SAP, but the Company does not currently intend to draw down the facility. The planned credit facility has a five-year maturity and is arranged in addition to the existing short-term credit facilities of SAP AG.

RESEARCH AND DEVELOPMENT
     SAP’s success depends on delivering innovative solutions that truly improve customers’ business processes. That is why continued development of its solution offerings was again the Company’s trump card in 2005. SAP has resolved not to allow any cost-containment measures to jeopardize its strength as an innovator.
     R&D expenses (excluding expenses for stock-based compensation and acquisition-related charges) increased 15.3% to €836 million in the first nine months 2005 (Q3: €278 million) compared to €725 million of the first nine months 2004 (Q3: €238 million) despite the Company’s pursuit of operating margin improvement.
     Underscoring SAP’s commitment to development, the portion of its total revenue that the Company spent on R&D (excluding expenses for stock-based compensation and acquisition-related charges) was 14.5% (2004: 14.2%) and, measured in FTEs, the number of employees working in development teams rose in the first nine first months 2005 to 11,132 (2004: 9,570).
     More than 10,000 SAP customers and partners convened at SAP TechEd’05 in Vienna and in Boston in September to learn about SAP NetWeaver and SAP’s Enterprise Services Architecture.
     SAP and IBM announced their intention to test and make available a low-cost, high-performance analytics packaged solution to enable clients to gather and analyze business information. The solution will integrate the new high-performance analytics capability of SAP NetWeaver with IBM BladeCenter and TotalStorage systems.
     SAP and Siemens AG expanded their global strategic alliance through the delivery of a flexible, standards-based identity management solution. Through the SAP NetWeaver platform, the Siemens identity management solution, HiPath SIcurity DirX Identity, integrates with SAP applications to help companies manage their employees’ IT access rights.
     The number of independent software vendors that became certified Powered by SAP NetWeaver partners increased significantly. To date, 855 solutions, developed by 522 ISVs, have achieved Powered by SAP NetWeaver or Certified for SAP NetWeaver status.
     SAP announced the extension of its Safe Passage program for Oracle’s customers using PeopleSoft and JD Edwards (JDE) solutions to cover business process outsourcing (BPO).
     SAP announced results of its collaboration with Kimberly-Clark Corporation, a global health and hygiene company, to develop and implement the industry’s next generation of business solutions with radio frequency identification (RFID).
     SAP employees joined in the FIRST LEGO League (FLL), a hands-on robotics program developed by The LEGO Group and U.S.-based nonprofit organization FIRST (For Inspiration and Recognition of Science and Technology).
     SAP announced a software deployment advancing NATO’s efforts to improve “net-centric” military capabilities. The Coalition Warrior Interoperability Demonstration demonstrated the reliability of the SAP for Defense & Security solution to transfer information between enterprise resource planning and command and control systems.
     SAP announced a recent round of informal discussions involving the U.S. Department of Commerce, European Union (EU) officials and other public and private leaders on the opportunities presented by radio frequency identification (RFID) technology.
     SAP and Siemens Automation and Drives announced their intent to form a partnership to deliver a solution to help companies eliminate the disconnect of mission-critical information between Manufacturing Execution Systems and business software solutions.
EMPLOYEES
     As of September 30, 2005, the number of employees increased by 2,817 to 35,022 compared to December 31, 2004 (927 compared to June 30, 2005).
     13,757 employees worked in Germany and 21,265 in other countries.
EMPLOYEES in
full-time equivalents

			Change
	09/30/2005	06/31/2005	total
Research & Development	11,132	10,654	478
Service & Support	14,245	14,046	199
Sales & Marketing	6,165	6,009	156
General & Administration	3,480	3,386	94

SAP Group	35,022	34,095	927

COMPANY STRUCTURE AND ORGANIZATION
     SAP acquired Toronto-based Triversity, a leading North American provider of point-of-sale (POS) retail software solutions, to extend its market leadership in the retail sector.
MARKET CAPITALIZATION AND SAP SHARE
     The SAP share closed on September 30, 2005 at 143.80 € (XETRA). Thus, SAP’s market capitalization excluding treasury share reached €45.5 billion at the end of the third quarter 2005. Since the beginning of the year, SAP’s stock increased approximately 9% in value. The German DAX rose approximately 18.5% during the first nine months; the Dow Jones EURO STOXX 50 increased approximately 16% in value and Goldman Sachs Technology Index (GSTI®) Software Index decreased by 3% over the same period.
     SAP’s current share buy-back program allows the Company to purchase shares in the amount of up to 10% of the total shares outstanding, or approximately 30 million shares. In the first nine months of 2005, the Company bought back 2.9 million shares at an average price of €126.29 (total amount: €370 million). This compares to 1.1 million shares bought back in the first nine months of 2004. At September 30, 2005, treasury stock stood at 6.7 million shares. Given the Company’s strong free cash flow generation, SAP plans to continue to evaluate opportunities to buy back shares in the future.
EVENTS AFTER THE END OF THE QUARTER
SAP PLANS CHANGE TO SHARE CAPITAL SAP announced it plans to propose a change to its share capital next year. The transaction would be structured for German company law purposes as an increase in subscribed capital from corporate funds pursuant to which each shareholder will receive three additional shares (“bonus shares”/“dividend stock”) for each existing SAP share held. No new capital is being raised through this transaction. The executive board proposal was approved on October 28, 2005, by SAP’s supervisory board and will be submitted for approval at next year’s Annual Shareholder Meeting.
     If shareholders approve the capital increase at next year’s Annual Shareholder Meeting, the numbers of shares held will increase fourfold automatically. Total shareholders’ equity will not be affected since this measure simply involves a shift between individual components of shareholders’ equity. The subscribed capital will rise to around €1,266 million from around €316 million at present. The number of SAP’s outstanding shares, which each have a no-par value of €1, will rise accordingly.
PUBLIC OFFER TO SAP SI SHAREHOLDERS SAP AG announced on October 28, 2005, that it will make a further offer to purchase all shares in SAP Systems Integration AG (SAP SI). SAP will publish an offer document containing all information relating to the terms and conditions of the offer following clearance by the German Federal Financial Supervisory Authority. The period for acceptance of the offer will be at least four weeks from publication of the offer document. At present, SAP holds approximately 94.3% of the shares in SAP SI. SAP will offer all outside shareholders of SAP SI to purchase their SAP SI shares at a price of €39.30 per share and otherwise subject to the terms yet to be notified in the offer document.
BUSINESS OUTLOOK
     The Company provided an update on its outlook for the full year 2005.
     The Company raised its software revenue outlook and now expects full-year 2005 software revenues to increase in a range of 12% — 14% compared to 2004. Previously, the Company expected an increase in a range of 10% — 12%.
     The Company continues to expect the full-year 2005 pro-forma operating margin, which excludes stock-based compensation and acquisition-related charges, to increase in a range of 0.0 — 0.5 percentage points compared to 2004. This has not changed from the previously issued outlook.
     The Company raised its pro-forma earnings per share outlook and now expects full-year 2005 pro-forma earnings per share, which excludes stock-based compensation, acquisition-related charges and impairment-related charges, to be in a range of €4.85 to €4.95 per share. The Company previously expected a range of €4.70 to €4.80 per share.
     The Company changed its assumed average U.S. Dollar to Euro exchange rate for the above outlook to $1.25 per €1.00. The Company previously assumed an average U.S. Dollar to Euro exchange rate of $1.30 per €1.00.

INTERIM FINANCIAL STATEMENTS
CONSOLIDATED INCOME STATEMENTS SAP GROUP 3RD QUARTER
in € millions | unaudited

			Change
	2005	2004	in %
Software revenue	590	491	20
Maintenance revenue	802	720	11
Product revenue	1,392	1,211	15
Consulting revenue	519	482	8
Training revenue	84	75	12
Service revenue	603	557	8
Other revenue	19	8	138

Total revenue	2,014	1,776	13

Cost of product	- 219	- 192	14
Cost of service	- 464	- 434	7
Research and development	- 276	- 240	15
Sales and marketing	- 430	- 356	21
General and administration	- 107	- 91	18
Other income/expenses, net	- 1	- 2	- 50

Total operating expense	- 1,497	- 1,315	14

Operating income	517	461	12
Other non-operating income/expenses, net	- 11	5	N/A
Financial income, net	11	- 1	N/A

Income before income taxes	517	465	11
Income taxes	- 182	- 173	5
Minority interest	- 1	- 1	0

Net income	334	291	15

Basic earnings per share (in €)	1.08	0.94	15
CONSOLIDATED INCOME STATEMENTS SAP GROUP NINE MONTHS ENDED SEPTEMBER 30
in € millions | unaudited

			Change
	2005	2004	in %
Software revenue	1,600	1,358	18
Maintenance revenue	2,320	2,084	11
Product revenue	3,920	3,442	14
Consulting revenue	1,534	1,411	9
Training revenue	247	223	11
Service revenue	1,781	1,634	9
Other revenue	58	37	57

Total revenue	5,759	5,113	13

Cost of product	- 636	- 574	11
Cost of service	- 1,386	- 1,274	9
Research and development	- 844	- 732	15
Sales and marketing	- 1,239	- 1,081	15
General and administration	- 308	- 265	16
Other income/expenses, net	5	- 2	N/A

Total operating expense	- 4,408	- 3,928	12

Operating income	1,351	1,185	14
Other non-operating income/expenses, net	0	- 1	N/A
Financial income, net	3	36	- 92

Income before income taxes	1,354	1,220	11
Income taxes	- 475	- 447	6
Minority interest	- 2	- 4	- 50

Net income	877	769	14

Basic earnings per share (in €)	2.83	2.47	14

CONSOLIDATED BALANCE SHEETS SAP GROUP
in € millions | preliminary and unaudited

			Change
	09/30/2005	12/31/2004	in %
Assets
Intangible assets	634	525	21
Property, plant and equipment	1,054	999	6
Financial assets	529	100	429
Fixed assets	2,217	1,624	37

Accounts receivables	1,795	1,929	- 7
Inventories and other assets	639	549	16
Liquid assets/Marketable securities	3,136	3,207	- 2
Current assets	5,570	5,685	- 2

Deferred taxes	183	206	- 11

Prepaid expenses	100	70	43

Total assets	8,070	7,585	6

Shareholder’s equity and liabilities
Shareholders’ equity	5,128	4,594	12
Minority interest	14	22	- 36
Reserves and accrued liabilities	1,650	1,908	- 14
Other liabilities	657	736	- 11
Deferred income	621	325	91

Total shareholders’ equity and liabilities	8,070	7,585	6

Days sales outstanding	68	71
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
in € millions | unaudited

					Other
	Subscribed	Treasury	Additional	Retained	comprehensive	Total
	capital	stock	Paid-in Capital	Earnings	income/loss	Equity
January 1, 2004	315	- 462	297	3,761	- 202	3,709

Net income				769		769
Dividends paid				- 249		- 249
Change in treasury stock		- 108				- 108
Currency translation adjustment					1	1
Unrealized losses on marketable securities					- 10	- 10
Unrealized losses on cash flow hedges					- 9	- 9
Unrealized losses on STAR hedges					- 13	- 13
Stock-based compensation						0
Convertible bonds & stock options exercised	1		19			20
Treasury stock			7			7
other changes			- 2	2	7	7

September 30, 2004	316	- 570	321	4,283	- 226	4,124

January 1, 2005	316	- 569	322	4,830	- 305	4,594

Net income				877		877
Dividends paid				- 340		- 340
Change in treasury stock		- 191				- 191
Currency translation adjustment					142	142
Unrealized losses on marketable securities					4	4
Unrealized losses on cash flow hedges					- 27	- 27
Unrealized losses on STAR hedges					37	37
Stock-based compensation			- 32			- 32
Convertible bonds & stock options exercised			35			35
Treasury stock			32			32
Other changes			- 3			- 3

September 30, 2005	316	- 760	354	5,367	- 149	5,128

CONSOLIDATED STATEMENTS OF CASH FLOWS SAP GROUP NINE MONTHS ENDED SEPTEMBER 30
in € millions | unaudited

	2005	2004
Net income	877	769
Minority interest	2	4
Income before minority interest	879	773

Depreciation and amortization	155	153
Gains/Losses on disposal of property, plant and equipment and marketable equity securities, net	- 4	- 14
Write-downs of financial assets, net	3	7
Impacts of hedging	27	0
Change in accounts receivables and other assets	76	288
Change in deferred stock compensation	- 31	0
Change in reserves and liabilities	- 331	- 66
Change in deferred taxes	- 10	6
Change in other current assets	- 45	- 72
Change in deferred income	296	263

Net cash provided by operating activities	1,015	1,338

Acquisition of minorities in subsidiaries	- 28	- 167
Purchase of intangible assets and property, plant and equipment	- 260	- 136
Purchase of financial assets	- 436	- 34
Proceeds from disposal of fixed assets	19	57
Change in liquid assets (maturities greater than 90 days) and marketable securities	1,011	- 820

Net cash used in investing activities	306	- 1,100

Dividends paid	- 340	-249
Change in treasury stock	- 191	- 108
Change in bonds	34	17
Other changes to additional paid-in-capital	29	6
Principal payments made on/Proceeds from line of credit and long-term debt	0	57
Proceeds from acquired derivative equity instruments (STAR-hedge)	39	0
Acquisition of derivative equity instruments (STAR-hedge)	- 47	- 43

Net cash used in financing activities	- 476	- 320

Effect of foreign exchange rates on cash	95	- 1

Net change in cash and cash equivalents	940	- 83

Cash and cash equivalents at the beginning of the period	1,513	984
Cash and cash equivalents at the end of the period	2,453	901

ADDITIONAL INFORMATION 3RD QUARTER
in € millions | unaudited

			Change
	2005	2004	in %
Pro-forma EBITDA reconciliation:

Net income	334	291	15

Minority interest	1	1	0
Income taxes	182	173	5

Net income before income taxes	517	465	11
Financial income, net	- 11	1	N/A
Other non-operating income/expenses, net	11	- 5	N/A

Operating income	517	461	12
Depreciation and amortization	54	53	2

Pro-forma EBITDA	571	514	11
as a % of sales	28%	29%

Pro-forma operating income reconciliation:

Operating Income	517	461	12
LTI/STAR	- 6	6	N/A
Settlement of stock-based compensation programs	0	0	N/A
Total stock-based compensation	- 6	6	N/A
Acquisition-related charges	9	8	13

Pro-forma operating income excluding stock-based compensation and acquisition-related charges	520	475	9

Financial income, net	11	- 1	N/A
thereof impairment-related charges	- 1	- 2	- 50

Income before income taxes	517	465	11
Income taxes	182	173	5
Effective tax rate	35%	37%

Pro-forma net income reconciliation:

Net income	334	291	15

Stock-based compensation, net of tax	- 4	4	N/A
Acquisition-related charges, net of tax	6	5	20
Impairment-related charges, net of tax	1	2	- 50

Pro-forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges	337	302	12

Pro-forma EPS reconciliation:

Earnings per share (in €)	1.08	0.94	15
Stock-based compensation	- 0.01	0.01	N/A
Acquisition-related charges	0.02	0.02	20
Impairment-related charges	0.00	0.00	- 50

Pro-forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €)	1.09	0.97	12

Weighted average number of shares (in thousands)	309,792	310,784

ADDITIONAL INFORMATION NINE MONTHS ENDED SEPTEMBER 30
in € millions | unaudited

			Change
	2005	2004	in %
Pro-forma EBITDA reconciliation:

Net income	877	769	14

Minority interest	2	4	- 50
Income taxes	475	447	6

Net income before income taxes	1,354	1,220	11
Financial income, net	- 3	- 36	- 92
Other non-operating income/expenses, net	0	1	- 100

Operating Income	1,351	1,185	14
Depreciation and amortization	155	153	1

Pro-forma EBITDA	1,506	1,338	13
as a % of sales	26%	26%

Pro-forma operating income reconciliation:

Operating Income	1,351	1,185	14

LTI/STAR	23	28	- 18
Settlement of stock-based compensation programs	0	1	- 100
Total stock-based compensation	23	29	- 21
Acquisition-related charges	23	21	10

Pro-forma operating income excluding stock-based compensation and acquisition-related charges	1,397	1,235	13

Financial income, net	3	36	- 92
thereof impairment-related charges	- 3	- 3	0

Income before income taxes	1,354	1,220	11
Income taxes	475	447	6
Effective tax rate	35%	37%

Pro-forma net income reconciliation:

Net income	877	769	14

Stock-based compensation, net of tax	16	19	- 16
Acquisition-related charges, net of tax	14	13	8
Impairment-related charges, net of tax	3	3	0
Pro-forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges	910	804	13

Pro-forma EPS reconciliation:

Earnings per share (in €)	2.83	2.47	14
Stock-based compensation	0.05	0.06	- 16
Acquisition-related charges	0.05	0.05	8
Impairment-related charges	0.01	0.01	0

Pro-forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €)	2.94	2.59	13

Weighted average number of shares (in thousands)	309,791	310,857

NOTES TO THE INTERIM FINANCIAL STATEMENTS
GENERAL The consolidated financial statements of the SAP AG, together with its subsidiaries (collectively, “SAP,” the “Group”, or the “Company”), have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The quarterly financial statements comprise an abbreviated profit and loss statement, balance sheet, cash flow statement and development of equity statement. The interim financial statements as per September 30, 2005 were prepared in accordance with the same accounting and measurement principles as those applied in the consolidated financial statements as per December 31, 2004, outlined in detail in the notes to those financial statements. For further information, refer to the Company’s Annual Report on Form 20-F for 2004 filed with the SEC.
CONDENSED NOTES TO CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEETS — UNAUDITED
Scope of Consolidation The following table summarizes the change in the number of companies included in the consolidated financial statements:
Number of companies consolidated in the financial statements

	German	Foreign	Total
12/31/2004	15	73	88
Additions	—	4	4
Disposals	—	1	1
06/30/2005	15	76	91
Additions	2	—	2
Disposals	—	—	—
09/30/2005	17	76	93
     As of September 30, four companies, in which SAP directly holds between 20% and 50% of the voting rights or has the ability to exercise significant influence over the operating and financial policies (“associated companies”), are accounted for using the equity method.
     The impact of changes in the scope of companies included in the consolidated financial statements has an immaterial effect on the comparability of the consolidated financial statements presented.
Stock-based compensation SFAS 123 requires disclosure of pro-forma information regarding net income and earnings per share as if the Company had accounted for its stock-based awards granted to employees using the fair value method. The fair value of the Company’s stock-based awards was estimated as of the date of grant using the Black-Scholes option-pricing model.
     The fair value of the Company’s stock-based awards granted in the first quarter of 2005 under SAP SOP 2002 amounts to €20.08 per option and was calculated using the following assumptions:

Expected life (in years)	3.5
Risk free interest rate	2.82%
Expected volatility	24%
Expected dividend yield	0.65%
     The following table illustrates the effect on net income if the fair-value-based method had been applied to all granted awards in each period.
Net income
in € millions

	Q3	01/01/-	Q3		01/01/-
	2005	09/30/2005	2004		09/30/2004
As reported	334	877	291		769
Add/Minus: Expense for stock-based compensation, net of tax according to APB 254)	- 4	16	4		19
Minus: Expense for stock-based compensation, net of tax according to SFAS 123	28	110	48	5)	146	5)

Pro-forma	302	783	247		642

Earnings per share
in €

	Q3	01/01/-	Q3	01/01/-
	2005	09/30/2005	2004	09/30/2004
Basic — as reported	1.08	2.83	0.94	2.47
Diluted — as reported	1.07	2.82	0.94	2.46
Basic — pro-forma	0.97	2.53	0.79	2.06
Diluted — pro-forma	0.97	2.53	0.79	2.06

4)	Expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions are not included.

5)	This amount includes expenses resulting from the redemption of SAP SI’s convertible bonds within SAP’s take-over bid which normally would have been recorded at a later point in time.

     Convertible bonds and stock options granted to employees under SAP’s stock-based compensation programs are included in the diluted earnings per share calculations to the extent they have a dilutive effect. The dilutive impact is calculated using the treasury stock method. The number of outstanding awards as of September 30, 2005 amounts to approximately 16 million. For further information to our stock-based compensation plans we refer to our Annual Report 2004 on Form 20-F filed with the SEC.
Subscribed Capital At September 30, 2005, SAP AG had 316,377,565 no-par ordinary shares issued with a calculated nominal value of €1 per share.
     In the first nine months of the year the number of ordinary shares increased by 373,965 (Q3: 76,657), representing €373,965 (Q3: €76,657) resulting from the exercise of awards granted under certain stock-based compensation programs.
Treasury Stock As of September 30, 2005, SAP had acquired 6,698 thousand of its own shares, representing €6,698 thousand or 2.12% of capital stock. In the first nine months of the year 2005 2,929 thousand (Q3: 545 thousand) shares were acquired under the buyback program at an average price of approximately €126.29 (Q3: €138.36) per share and 1,594 thousand (Q3: 406 thousand) shares were distributed at an average price of approximately €92.03 (Q3: €95.60) per share. The acquired shares represent €2,929 thousand or 0.93% (Q3: €545 thousand or 0.17%) of capital stock. The distributed shares represent €1,594 thousand or 0.50% (Q3: €406 thousand or 0.13%) of capital stock. All shares have been distributed to employees in conjunction with stock-based compensation programs or discounted stock purchase programs. Although treasury stock is legally considered to be outstanding, SAP has no dividend or voting rights associated with treasury stock.
     In the first nine month of the year certain of SAP AG’s North American subsidiaries purchased an additional 315 thousand (Q2: 82 thousand) ADRs at an average price of US$41.39 (Q3: US$42.97) per ADR. Each ADR represents one-fourth of an ordinary share. Such ADRs were distributed to employees at an average price of US$34.97 (Q3: US$36.73) per ADR by an administrator. The Company held no ADRs at September 30, 2005.
Segment Information Effective January 1, 2004 all cross-charging within SAP (intra-company and inter-company) was changed from an average market rate to a fully loaded cost rate. The objective of this new methodology is to enhance the utilization of SAP’s internal resources. The adoption of this new methodology resulted in lower internal revenues and costs. Simultaneously, the reporting of internal revenues was adjusted. Revenues related to transactions with other parts of the Company are no longer reported as internal revenues, but rather as a reduction of costs. In addition, the calculation of the segment contribution was changed. Acquisition-related charges are not part of segment costs but are shown separately.
     The segment information for the periods presented are as follows:
Q3 2005
in € millions

	Product	Consulting	Training	Total
External revenue	1,416	502	93	2,011
Segment expenses	- 606	- 393	- 60	- 1,059
Segment contribution	810	109	33	952
Segment profitability	57.2%	21.7%	35.5%
Q3 2004
in € millions

	Product	Consulting	Training	Total
External revenue	1,228	472	75	1,775
Segment expenses	- 481	- 365	- 51	- 897
Segment contribution	747	107	24	878
Segment profitability	60.8%	22.7%	32.0%
01/01/ — 09/30/2005
in € millions

	Product	Consulting	Training	Total
External revenue	3,994	1,487	272	5,753
Segment expenses	- 1,709	- 1,170	- 178	- 3,057
Segment contribution	2,285	317	94	2,696
Segment profitability	57.2%	21.3%	34.6%
01/01/ — 09/30/2004
in € millions

	Product	Consulting	Training	Total
External revenue	3,513	1,371	226	5,110
Segment expenses	- 1,476	- 1,062	- 152	- 2,690
Segment contribution	2,037	309	74	2,420
Segment profitability	58.0%	22.5%	32.7%
     The following table presents a reconciliation of total segment revenues to total consolidated revenues as reported in the consolidated statements of income:
in € millions

	Q3	01/01/-	Q3	01/01/-
	2005	09/30/2005	2004	09/30/2004
Total revenue for reportable segments	2,011	5,753	1,775	5,110
Other external revenues	3	6	1	3

	2,014	5,759	1,776	5,113

     The following table presents a reconciliation of total segment contribution to income before income taxes as reported in the consolidated statements of income:
in € millions

	Q3	01/01/-	Q3	01/01/-
	2005	09/30/2005	2004	09/30/2004
Total contribution for reportable segments	952	2,696	878	2,420
Contribution from activities outside the reportable segments	- 432	- 1,299	- 403	- 1,185
Stock-based compensation expenses	6	- 23	- 6	- 29
Acquisition-related charges	- 9	- 23	- 8	- 21
Operating income	517	1,351	461	1,185
Other non-operating income/expenses, net	- 11	0	5	- 1
Finance income, net	11	3	- 1	36

Income before income taxes	517	1,354	465	1,220

Geographic Information
The following tables present a summary of operations by geographic region. The amounts for sales by destination are based on consolidated data which reconciles to the Consolidated Statements of Income. Income before income tax is based on unconsolidated data.
Income before income taxes
in € millions

	Q3	01/01/-	Q3	01/01/-
	2005	09/30/2005	2004	09/30/2004
Germany	311	1,372	262	1,022
Rest of EMEA6)	67	193	63	184
Total EMEA	378	1,565	325	1,206
United States	89	214	80	174
Rest of America	8	46	2	- 2
Total America	97	260	82	172
Japan	2	21	9	18
Rest of Asia-Pacific	37	85	22	55
Total Asia-Pacific	39	106	31	73

	514	1,931	438	1,451

Sales by destination
in € millions

	Q3	01/01/-	Q3	01/01/-
	2005	09/30/2005	2004	09/30/2004
Germany	425	1,227	418	1,191
Rest of EMEA6)	594	1,803	550	1,642
Total EMEA	1,019	3,030	968	2,833
United States	596	1,624	478	1,343
Rest of America	156	406	119	332
Total America	752	2,030	597	1,675
Japan	97	283	88	271
Rest of Asia-Pacific	146	416	123	334
Total Asia-Pacific	243	699	211	605

	2,014	5,759	1,776	5,113

Employees as of September, 30
in full-time equivalents

	2005	2004
Germany	13,757	13,352
Rest of EMEA6)	7,682	7,056
Total EMEA	21,439	20,408
United States	5,873	5,029
Rest of America	1,744	1,523
Total America	7,617	6,552
Japan	1,283	1,366
Rest of Asia-Pacific	4,683	3,256
Total Asia-Pacific	5,966	4,622

	35,022	31,582

For an allocation of employees in business areas, please refer to page 7 of this document.
Other Segment Information
Software revenue by solution SAP Group7)
in € millions | unaudited

	Q3	01/01/-	Q3	01/01/-
	2005	09/30/2005	2004	09/30/2004
ERP	229	646	206	567
SCM	98	305	96	284
CRM	147	340	104	285
PLM	35	97	40	100
SRM	38	107	33	84
Other	43	105	12	38

Total Software Revenue	590	1,600	491	1,358

6)	Europe/Middle East/Africa

7)	These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys provided by SAP’s customers. SAP’s solution reporting includes the following specific software solutions: ERP (Enterprise Resource Planning), SCM (Supply Chain Management), CRM (Customer Relationship Management), SRM (Supplier Relationship Management), PLM (Product Lifecycle Management) and SAP NetWeaver and other related products.

ADDITIONAL INFORMATION

ADDITIONAL INFORMATION

FINANCIAL CALENDAR

2006
January 25
Full year 2005 Preliminary Earnings Release Press, analyst and telephone conference

April 20
First quarter 2006 Preliminary Earnings
Release, telephone conference

May 9
Annual General Shareholders’ Meeting,
Mannheim, Germany

May 10
Payment of Dividends

Please visit www.sap.com/investor for
regular updates, featuring management
presentations and webcasts, and to order
the SAP Annual Report.
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